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                            December 7, 2022

       Kevin Britt
       Chief Executive Officer
       Elate Group, Inc.
       305 Broadway, Floor 7
       New York, NY 10007

                                                        Re: Elate Group, Inc.
                                                            Amendment No. 12 to
Registration Statement on Form S-1
                                                            Filed December 5,
2022
                                                            File No. 333-264073

       Dear Kevin Britt:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 5, 2022 letter.

       Amendment No. 12 to Registration Statement on Form S-1

       Capitalization, page 41

   1. We note the revisions you have made to your capitalization table in response to our prior comment 1; however, the
Cash and cash equivalents and Additional paid in capital
                                                        amounts within the As
Adjusted column continue to be incorrect. It appears you did not take into consideration
the Deferred offering costs reflected on your balance sheet as of
                                                        September 30, 2022 when
you adjusted the Cash and cash equivalents amount. The Cash
                                                        and cash equivalents
amount should be only reduced for the portion of the $563,288 of estimated offering
costs which had not yet been incurred and paid for as of September 30,
                                                        2022. In addition, you
reduced Additional paid in capital for the full amount of estimated offering costs;
however, you had previously reduced the Additional paid in capital amount
 Kevin Britt
Elate Group, Inc.
December 7, 2022
Page 2
      for the portion of these costs that had been previously deferred. The correct As Adjusted
      Paid in capital amount should be $7,431,214 and the correct As Adjusted Cash and cash equivalents should be $9,012,131. Please revise.
        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John
Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at
(202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameKevin Britt
                                                           Division of
Corporation Finance
Comapany NameElate Group, Inc.
                                                           Office of Energy &
Transportation
December 7, 2022 Page 2
cc:       Peter Hogan, Esq.
FirstName LastName